UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        The Lumpkin Foundation
        c/o Steven L. Grissom
        121 South 17th Street
        Mattoon, Illinois 61938
        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        McLeodUSA Incorporated
        MCLD

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        April 1999

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        ( ) Director ( ) 10% Owner ( ) Officer (give title below)
        (x) Other (specify below)

        Member of 13(d) group owning more than 10%

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person





               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned

                                                                                          6. Owner-
                                                                       5. Amount of      ship Form:
                   2. Trans-                                            Securities         Direct
                    action                                             Beneficially        (D) or
      1. Title of    Date     3. Trans-   4. Securities Acquired       Owned at End       Indirect    7. Nature of Indirect
        Security    (Month/  action Code  (A) or Disposed of (D)         of Month            (I)       Beneficial Ownership
       (Instr. 3)  Day/Year) (Instr. 8)      (Instr. 3, 4 & 5)        (Instr. 3 & 4)     (Instr. 4)         (Instr. 4)
       ----------  --------- -----------  ----------------------      --------------     ----------   ---------------------
                             Code   V     Amount  (A)or(D)  Price
                             ----   -     ------  --------  -----
     Class A       04/01/99   S            2,115      D     43.50                             D
     Common Stock
                   04/01/99   S              192      D     43.56                             D

                   04/05/99   S            1,154      D     43.88                             D

                   04/05/99   S              769      D     44.00                             D

                   04/05/99   S              769      D     44.13                             D

                   04/09/99   S           21,708      D     47.84                             D

                   04/12/99   S            1,364      D     51.75                             D

                   04/12/99   S              455      D     52.13                             D

                   04/13/99   S              909      D     52.63                             D

                   04/13/99   S            1,818      D     52.75                             D

                   04/13/99   S              454      D     53.00                             D

                   04/13/99   S            1,363      D     52.88                             D

                   04/13/99   S              909      D     53.06                             D

                   04/13/99   S            1,364      D     53.25                             D

                   04/13/99   S              909      D     53.75                             D

                   04/13/99   S            1,364      D     53.88                             D

                   04/14/99   S            8,157      D     55.23         97,353              D






                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                              10.
                                                                                                             Owner-
                                                                                                     9.       ship
                                           5.  Number                                              Number   Form of
                2.                         of Deriv-                                              of Deri-  Deriva-    11.
       1.    Conver-                         ative          6.                                     vative     tive   Nature
      Title  sion or                        Securi-        Date                                   Securi-    Secur-  of In-
       of     Exer-     3.                    ties         Exer-                                    ties      ity:   direct
     Deriva-   cise   Trans-                Acquired      cisable           7.                   Benefici-   Direct  Benefi-
      tive    Price   action                 (A) or         and         Title and         8.        ally     (D) or   cial
     Secur-     of     Date    4. Trans-    Disposed      Expir-        Amount of      Price of   Owned at  Indirect Owner-
       ity    Deri-   (Month/    action      of (D)        ation        Underlying    Derivative   End of     (I)     ship
     (Instr.  vative   Day/       Code     (Instr. 3,  Date (Month/     Securities     Security    Month    (Instr.  (Instr.
       3)    Security  Year)   (Instr. 8)    4 & 5)      Day/Year)    (Instr. 3 & 4)  (Instr. 5) (Instr. 4)    4)       4)
     ------- -------- -------  ----------  ----------  ------------   --------------  ---------- ---------- -------  -------
                               Code   V     (A)   (D) Date    Expir-Title   Amount or
                               ----   -     ---   --- Exer-   ation -----   Number of
                                                      cis-    Date          Shares
                                                      able    ------        ---------
                                                      -----



   SIGNATURE OF REPORTING PERSON:

   The Lumpkin Foundation



   By:
        Steven L. Grissom
        Assistant Treasurer


   DATE: May 6, 1999